Texaplex Properties, LLC
276 Washington Street #305,
Boston, MA 02108

RECEIVED

Regulation A Offering
Filed on August 24, 2011
File No. 024-10302

MAY 03 2012

DIVISION OF CORPORATION FINANCE
OFFICE OF BEVERAGES, APPAREL AND HEALTH CARE SERVICES

April 30, 2012

United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Response to Comments Issued on April 27, 2012

Dear Division of Corporation Finance,

The following is in response the Division's most recent comment. Seven copies of the amended Offering Circular and Exhibits were mailed to your office.

Security Ownership of Management and Certain Security Holders, page 29

1. We again note that you have eliminated your table illustrating the company's 8,115 share offering. Please expand the narrative to include the disclosure describing the nature and amount of consideration given in exchange for the shares.

Company's Response:
Due to the fact that Texaplex Properties, LLC is a Limited Liability Company, the ownership interest in the Company is not defined by number of shares owned, but rather by percent ownership interest. This resulted in elimination of all references to "shares" in the company. The Company was started with $200 cash contribution by its sole member (AFA Investments, LLC) and this fact is reflected in the Operating Agreement (pg. 59).

Per the above comment, the narrative was expanded to state the nature and amount (cash, $200) given in exchange for the 100% ownership of the Company (not shares).

Several other amendments were made to the Offering Circular and exhibits to respond comments issued by the Massachusetts Securities Division.

Mass. Securities Division comment:
SUBSCRIPTION AGREEMENT - REQUIRED INVESTOR REPRESENTATIONS. Pursuant to the Securities Division's published policy on mandatory representations in subscription agreement (policy is attached below), please remove or modify the required investor representations listed below. Please note that the staff will not object to statements that are in the form of warnings or cautions to investors.

* On page 75, please delete the statement (to be initialed by the investor) "I have read the foregoing risk

factors in their entirety." The staff will not object to a statement that the investor has received the subscription agreement, which includes the above-listed risk factors.

* On page 76, please delete required investor acknowledgements a), b) and e) or change them to notices or warnings.

Company's response:
Per the above comment, the statement to be initialed by the investor on pg. 75 was removed. The acknowledgments on pg. 76 were restated to become notices and warning to the investors.

Mass. Securities Division comment:
CONSISTENCY OF SELLING PERIOD AND TERMS OF ESCROW FOR OFFERING PROCEEDS. Language in Section 1(b) of the Escrow Agreement states that escrowed funds shall be returned at the one (1) year anniversary of the first deposit of investor funds in the account (excluding the initial deposit to establish the account. Language elsewhere in the Offering Circular (e.g., on page 1) indicates that the offering is intended to last one year from the date that the company becomes qualified by the SEC and by the Commonwealth. It appears that these timelines need to be reconciled.

Company's response:
To reconcile the timelines, the Company changed the offering termination date from the original 12 months after qualification to 12 months from the date of the first security sale. Since the escrow agreement with the bank had to be provided in the early stages of filing with the SEC and the Commonwealth, and since at this time the date when the offering will be qualified by the SEC and registered with the state is unknown, the shifting of termination date is the only way to synchronize both timelines. The change of termination date resulted in corresponding changes on pages 1, 10 and 68.

The Issuer:
Texaplex Properties, LLC

Signed by:

_____
Frank J. Addivinola, Jr., CEO, CFO, Director

_____
Angelica Chuvilina, COO, Director

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